SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)
of the Securities Exchange Act of 1934
and
SCHEDULE 13E-3
Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
DE RIGO S.p.A.
(Name of Subject Company (Issuer))
DR 3 S.r.l.
ENNIO DE RIGO
WALTER DE RIGO
DE RIGO HOLDING B.V.
(Name of Filing Persons (Offerors))
Ordinary Shares, par value of €0.26 per share
and
American Depositary Shares, each representing one Ordinary Share
(Titles of Class of Securities)
245334107
(CUSIP Number of Classes of Securities)

Colin Longhurst, Managing Director
De Rigo Holding B.V.
450 Herengracht
1017 C.A. Amsterdam, the Netherlands
+31 2054 08989
Copy to:
William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
EC2V 5EH London, England
+ 44 207 614 2200
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.A: OFFER TO PURCHASE
EX-99.A.1.B: FORM OF LETTER OF TRANSMITTAL
EX-99.A.1.C: FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.D: FORM OF LTR TO BROKERS, DEALERS ETC.
EX-99.A.1.E: FORM OF LETTER TO CLIENTS
EX-99.A.1.F: GUIDELINES FOR SUBSTITUTE FORM W-9
EX-99.A.1.G: TEXT OF PRESS RELEASE
EX-99.A.1.H: TEXT OF SUMMARY ADVERTISEMENT
EX-99.A.1.I: FORM OF LETTER TO ITALIAN HOLDERS
EX-99.B: CREDIT FACILITY DATED JULY 28, 2005

CALCULATION OF FILING FEE

Transaction Valuation* $84,873,040	Amount of Filing Fee** $9,989.56

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 9,699,776 Ordinary Shares, par value €0.26 per share, which includes 8,899,716 Ordinary Shares represented by 8,899,716 American Depositary Shares, outstanding and not owned by the Filing Persons that may be purchased in the tender offer and (ii) the tender offer price of $8.75 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $117.70 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the aggregate offering amount by 0.0001177.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number: 245334107	Page 2
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by DR 3 S.r.l., an Italian limited liability company (“DR 3”) and a wholly-owned subsidiary of De Rigo Holding B.V., a Dutch limited liability company (“De Rigo Holding”) that is owned and controlled by Ennio De Rigo and Walter De Rigo (the “De Rigo Brothers”), to purchase any and all outstanding Ordinary Shares, par value €0.26 per share (the “Ordinary Shares”), and American Depositary Shares, each representing one Ordinary Share (the “ADSs”), of De Rigo S.p.A., an Italian stock corporation (“De Rigo”), at a purchase price of $8.75 per Ordinary Share and per ADS, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. As more specifically outlined below, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein.
     This Schedule TO also constitutes a Schedule 13E-3 in accordance with Instruction I to Schedule 13E-3.
Item 1. Summary Term Sheet.
     This information is set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET” and is incorporated herein by reference.
Item 2. Subject Company Information.
     This information is set forth in the sections of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning De Rigo” and “THE TENDER OFFER — Price Range of Ordinary Shares and ADSs; Dividends” and is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     This information is set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning DR 3, De Rigo Holding and the De Rigo Brothers” and is incorporated herein by reference.
Item 4. Terms of the Transaction.
     This information is set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “THE TENDER OFFER — Terms of the Offer,” “THE TENDER OFFER — Withdrawal Rights,” “THE TENDER OFFER — Procedure for Tendering Ordinary Shares or ADSs,” “THE TENDER OFFER — Acceptance for Payment and Payment for Ordinary Shares and ADSs” and “THE TENDER OFFER — Certain Tax Consequences of the Offer” and is incorporated herein by reference.

CUSIP Number: 245334107	Page 3
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     This information is set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS — Background of the Offer,” “SPECIAL FACTORS — Contacts or Transactions with De Rigo” and “THE TENDER OFFER — Certain Information Concerning DR 3, De Rigo Holding and the De Rigo Brothers” and is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     This information is set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer,” “SPECIAL FACTORS — Certain Effects of the Offer” and “SPECIAL FACTORS — Plans for De Rigo and the Ordinary Shares and ADSs Following the Offer” and is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     This information is set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Source and Amount of Funds” and is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     This information is set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS — Interests of Certain Persons in the Offer; Security Ownership; Transactions and Arrangements Concerning the Ordinary Shares and ADSs” and “THE TENDER OFFER — Certain Information Concerning DR 3, De Rigo Holding and the De Rigo Brothers ” and is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     This information is set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Fees and Expenses” and is incorporated herein by reference.
Item 10. Financial Statements.
     The financial statements of DR 3, De Rigo Holding and the De Rigo Brothers and pro forma financial information disclosing the effect of the transaction are not material to the Offer. The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET — Is your financial condition relevant to my decision whether to tender my ordinary shares or ADSs in the offer?” is incorporated herein by reference.
Item 11. Additional information.
     This information is set forth in the sections of the Offer to Purchase entitled “THE TENDER OFFER — Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations,” “THE TENDER OFFER—Certain Information Concerning DR 3, De Rigo Holding and the De Rigo

CUSIP Number: 245334107	Page 4
Brothers” and “THE TENDER OFFER — Certain Legal Matters” and is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 4, 2005

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Text of Press Release Issued by De Rigo Holding

(a)(1)(H)	Text of Summary Advertisement

(a)(1)(I)	Form of Letter to Italian Holders of Record of ADSs or Ordinary Shares

(b)	Credit Facility, dated July 28, 2005, among DR 3, De Rigo Holding, as guarantor, and Banca Intesa S.p.A., in the aggregate principal amount of $90,000,000, executed by exchange of correspondence pursuant to the Italian Presidential Decree of April 26, 1986, no. 131

(d)(1)	None.

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
     The information set forth in the Offer to Purchase is incorporated by reference herein. As more specifically outlined below, the information required by Schedule 13E-3 that is additional to that required by Schedule TO is incorporated herein from the Offer to Purchase as follows.
     Schedule 13E-3, Item 2. Subject Company Information.
     This information is set forth in the sections of the Offer to Purchase entitled “THE TENDER OFFER — Price Range of Ordinary Shares and ADSs; Dividends” and “THE TENDER OFFER — Certain Information Concerning DR 3, De Rigo Holding and the De Rigo Brothers” and is incorporated herein by reference.

CUSIP Number: 245334107	Page 5
     Schedule 13E-3, Item 4. Terms of the Transaction.
     This information is set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Certain Effects of the Offer,” “SPECIAL FACTORS — Positions of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer,” “SPECIAL FACTORS — Position of De Rigo’s Board of Directors Regarding Fairness of the Offer” and “THE TENDER OFFER — Certain Legal Matters” and is incorporated herein by reference.
     Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     This information is set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning DR 3, De Rigo Holding and the De Rigo Brothers” and is incorporated herein by reference.
     Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.
     This information is set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS — Purpose of and Reasons for the Offer,” “SPECIAL FACTORS — Certain Effects of the Offer” and “THE TENDER OFFER — Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations” and is incorporated herein by reference.
     Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.
     This information is set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer,” “SPECIAL FACTORS — Certain Effects of the Offer,” “THE TENDER OFFER — Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations” and “THE TENDER OFFER — Certain Tax Consequences of the Offer” and is incorporated herein by reference.
     Schedule 13E-3, Item 8. Fairness of the Transaction.
     This information is set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS — Positions of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer” and “SPECIAL FACTORS — Position of De Rigo’s Board of Directors Regarding Fairness of the Offer” and is incorporated herein by reference.
     Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
     This information is set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS — Positions of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer” and “SPECIAL FACTORS — Positions of De Rigo’s

CUSIP Number: 245334107	Page 6
     Board of Directors Regarding Fairness of the Offer” and is incorporated herein by reference.
     Schedule 13E-3, Item 10. Source and Amounts of Funds or Other Consideration.
     This information is set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Fees and Expenses” and is incorporated herein by reference.
     Schedule 13E-3, Item 12. The Solicitation or Recommendation.
     This information is set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET — Will members of De Rigo’s Board of Directors or De Rigo’s executive officers holding ordinary shares or ADSs tender into the offer?” and “SPECIAL FACTORS — Positions of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer” and is incorporated herein by reference.
     Schedule 13E-3, Item 13. Financial Information.
(a)	This information is set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning De Rigo” and is incorporated herein by reference.

(b)	Pro forma financial information disclosing the effect of the transaction is not material to the Offer. The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET — Is your financial condition relevant to my decision whether to tender my ordinary shares or ADSs in the offer?” is incorporated herein by reference.
     Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(b)	None.
     Schedule 13E-3, Item 16. Exhibits.
(a)	None.

(f)	None.

CUSIP Number: 245334107
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 4, 2005

DR 3 S.r.l.

By: /s/ Massimo De Rigo

Name: Massimo De Rigo
Title: Managing Director

De Rigo Holding B.V.

By: /s/ Colin Longhurst

Name: Colin Longhurst
Title: Managing Director

Ennio De Rigo

/s/ Ennio De Rigo

Walter De Rigo

/s/ Walter De Rigo

CUSIP Number: 245334107	Page 8
EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 4, 2005

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Text of Press Release Issued by De Rigo Holding

(a)(1)(H)	Text of Summary Advertisement

(a)(1)(I)	Form of Letter to Italian Holders of Record of ADSs or Ordinary Shares

(b)	Credit Facility, dated July 28, 2005, among DR 3, De Rigo Holding, as guarantor, and Banca Intesa S.p.A., in the aggregate principal amount of $90,000,000, executed by exchange of correspondence pursuant to the Italian Presidential Decree of April 26, 1986, no. 131